Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 8, 2006

Case Study: Mittal Steel Duisburg, Germany

Speaker key

P	Presenter
UM	Unidentified male speaker - German

10:00:06	P

When Thiessen sold the Duisburg site to Mittal Steel in 1997, it had been loss making for years, to an extent that the management actually celebrated whenever the annual loss fell below 10 million euros.

10:00:18	UM	This plant was really in a bad shape. As they made a lot of losses and that they did for years.
10:00:25		[German speech]
10:00:38	P	Today Mittal Steel Duisburg is one of the most profitable steel factories for Mittal in Europe with an EBITDA margin well above 20%.
10:00:48		[German speech]
10:01:05	P	But some restructuring was necessary and this included workforce reductions. But this was done in close co-operation with unions and work councils and without a single forced lay off.
10:01:17	UM

We reduced a few people here and mainly we used the tool of the earlier or the voluntary retirement. This programme we worked out with the workers’ council, and one thing is clear, we have not had a single forced lay off in this plant.

10:01:37	P

From the very beginning Mittal Steel made it clear that they would honour all obligations with its employees. In fact they went much further. Although it was foreseeable that the workforce in either of the two Duisburg sites would fall below the 1,000 people threshold, which under German law requires a special co-determination, Mittal Steel voluntarily extended this for ten years.

10:01:58	UM

To get more efficiency in the plant is not only to reduce people, you have to change the organisation, you have to change the mindset, so that the workforce is working more and more in the right direction, together with the management, together with the workers’ council.

10:02:22	UM

The co-determination means that we have a supervisory board and we have a management board. In the management board we have a labour director. This labour director is nominated by the union and the shareholder. The supervisory board has 50% of the members from the employees and 50% of the members from the employer. This system has a lot of advantages, the workers’ council, the union and the management have to work together and they are involved in all decision making processes.

10:03:00	P

Employee representatives affect a myriad of key business decisions, including pricing, cost and HR issues, and have proven to be a constructive partner for the management. As a model it is proving highly successful. Currently management and employee representatives are negotiating on which form it should be extended after its expiry in 2007. It is highly likely that a similar model will be adopted for the future.

10:03:24		[German speech]
10:04:17	p

In addition to the representation on the supervisory board, employees are represented at both Duisburg sites by the works’ council and internationally in the European works’ council. An additional and fundamental change that Mittal introduced was a highly beneficial social model. Employees benefit from above tariff wages, profit dependent bonuses, voluntary old age provisions, and numerous social activities, from family days to sporting events.

10:04:44		[German speech]
10:04:46	UM	Family day, the people coming, the World Cup coming, with their families.
10:04:53		[German speech]
10:04:56	UM	We have an anti smoking campaign here.
[German speech]
10:05:14	UM	The main issue here is, what I can see, the motivation of the people, come together, work as a team together and for sure corporate identity is also very important.
10:05:25	p

In fact the social model has proven to be so successful that the Thiessen Krup works’ council has asked for details about the performance related aspects of remuneration at Mittal Steel Duisburg because they are thinking about similar incentives themselves.

10:05:39		[German speech]
10:06:00	UM

We will not produce only steel here, for sure it’s a first priority, but we want to make sure also that the workers feel well and that the workers come every morning with high motivation to this plant.

10:06:18	p	The success of the approach Mittal Steel has taken in Germany is unquestionable and perfectly demonstrates Mittal’s commitment to working with its employees and guaranteeing mutual success.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.